Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement
on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

2016 CBOE Risk Management Conference Asia

Options Hub Blog

Edward Tilly Remarks

Thursday, December 1, 2016

CEO Edward Tilly on CBOE Innovation and Bats Acquisition

Kicking off the start of Day Two of CBOE RMC Asia 2016 in Hong Kong, CBOE Holdings CEO Edward Tilly updated conference attendees on CBOE Holdings’ planned acquisition of Bats Global Markets and on CBOE’s ongoing development of new products, services and tools.

Tilly noted that industry participants’ response to the Bats acquisition has been positive. They “appreciate the anticipated benefits of combining Bats’ U.S. and European equities, ETF trading and global FX platform, with CBOE’s wide array of options and volatility products,” he said.

“We believe the acquisition has the potential to significantly expand and diversify our product line and broaden our reach,” he added. CBOE plans to incorporate the functionality of both technology platforms and migrate it onto the proprietary Bats system.  “It is our aim to make your trading experience more efficient and user-friendly by writing to a single, state-of-the-art technology platform.”

“CBOE is an industry leader in innovation and our focus on bringing new products, services and tools to the marketplace will not change,” Tilly told attendees. As for existing products, investors continue to turn to CBOE’s flagship S&P 500® (SPX) and CBOE Volatility Index® (VIX® Index) products, using CBOE SPX options for exposure to the broad U.S. market, and the CBOE VIX Index as a proxy for global equity market volatility.

Given the global appeal of these products, expanding access to SPX and VIX trading has been a top priority for CBOE, Tilly said.  During extended trading hours, VIX futures trade nearly 24 hours a day, while SPX and VIX options are available for a 6 hour and 15 minute extended session, beginning at  2:00 a.m. Chicago time.  Volume in extended trading hours has been building steadily and tends to peak around major news events such as the U.K.’s Brexit vote in June and the U.S. Presidential election in November.

In other index product news, Tilly noted that CBOE’s partnerships with MSCI and FTSE Russell have added a significant international dimension to CBOE’s index option complex.  CBOE and these strategic partners are working to launch new products, educate customers on their uses and, in the case of MSCI, expand data distribution.

Tilly also noted CBOE offers a broad array of other products, including benchmark indexes designed to track the performance of investment strategies that use options or volatility products to help manage risk and enhance yield.

CBOE now publishes data on more than 30 such strategy benchmark indexes, including the CBOE S&P 500 Smile Index, which was announced in October, and four indexes CBOE developed in collaboration with Eurekahedge, a Singapore-based hedge fund research company.  The CBOE-Eurekahedge benchmarks measure the performance of hedge funds that employ distinct volatility-based investment strategies.  Tilly said that third party white papers analyzing the performance of CBOE’s strategy benchmarks are used by fund managers and advisors to demonstrate to their customers how options can be used effectively in an investment portfolio.

Tilly wound up his remarks by reaching out to CBOE’S Asian clients and investors. He pledged CBOE’s ongoing dedication to investor education, much of which was been executed by the CBOE Options Institute, which has seen growing participation from Asian market participants. Last year, CBOE partnered with the Singapore Exchange to launch the Options Institute at SGX, the first international extension of CBOE’s educational facility.

In addition, CBOE Futures Exchange (CFE) received Registered Market Operator approval in Singapore in August. That followed approval in Taiwan to have the VIX futures contract designated as an eligible futures contract for Taiwanese traders.  Korea also was given foreign jurisdiction for CFE trading earlier this year.

Currently there are 18 CFE-approved foreign jurisdictions, and Tilly said the exchange is seeking approvals in additional countries. Through a foreign trader incentive program, CFE rebates certain fees for traders at proprietary trading firms that have not previously traded on CFE -- and who are located in approved foreign jurisdictions.  CFE is planning to extend its foreign trader incentive program, with some potential modifications, into 2017.

Tilly concluded by encouraging attendees to share their thoughts and questions with the CBOE team.  Many of the new product and service innovations created by CBOE in the past were first discussed at RMC.

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Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on November 18, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.